January 21, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	David Edgar
Maryse Mills-Apenteng
Barbara Jacobs
Mark Kronforst

Re:	Magma Design Automation, Inc.
Form 10-K for the Fiscal Year Ended April 6, 2008
Definitive Proxy Statement on Schedule 14A filed July 11, 2008
Form 10-Q for the Fiscal Quarter Ended August 3, 2008
Form 10-Q for the Fiscal Quarter Ended November 2, 2008
File No. 000-33213

Ladies and Gentlemen:

Magma Design Automation, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 6, 2009, relating to the Company’s Form 10-K for the fiscal year ended April 6, 2008, Definitive Proxy Statement on Schedule 14A filed July 11, 2008, Form 10-Q for the fiscal quarter ended August 3, 2008 and Form 10-Q for the fiscal quarter ended November 2, 2008.

For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Securities and Exchange Commission

January 21, 2009

Form 10-K for the Fiscal Year Ended April 6, 2008

General

1.	You state on page 46 that you market products in a geographic region that includes the Middle East and Africa. You state on page 20 that you intend to operate a sales office in the Middle East. We note also that your website references the availability of “Europe/Middle East Training.” Iran, Syria, and Sudan, countries located in the Middle East and Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include any disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company respectfully advises the Staff that it has not conducted, does not conduct and does not anticipate that it will conduct business in Iran, Syria or Sudan either directly or indirectly. Specifically, the Company has not, directly or indirectly, provided any products, equipment, components, technology or services into Iran, Syria or Sudan, and the Company has not had and does not have any agreements, commercial arrangements, or other contacts with the governments of Iran, Syria or Sudan or, to its knowledge, with entities controlled by those governments.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 46

2.

You indicate that your licenses revenue increased by 36% in fiscal 2008 compared to fiscal 2007 due primarily to large orders executed during fiscal 2008 in all regions from new and existing customers. This type of limited explanation regarding a significant increase in your licensing revenue does not provide readers with meaningful insight regarding how management views the company’s operating

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January 21, 2009

performance. Nearly the same explanation is offered for the licensing revenue increase in fiscal 2006 compared to 2005. We note similar limited discussions based on increases or decreases in order executions for the changes in services, and in domestic and international revenue from year to year. Management’s Discussion and Analysis should provide investors with a view of the company’s business results as seen through the eyes of its management by discussing the driving forces that affected operating performance from one year to the next. We note disclosure on page 37 of MD&A regarding pricing pressures on EDA products. Additionally, you state that your stock price has declined significantly in light of your financial results for fiscal year 2008. MD&A should explain and provide the necessary contextual background for understanding changes in results of operations. Please tell us whether your results were materially impacted by pricing pressures or by other factors that you believe materially impacted your results of operations and ensure that you address these matters in future filings.

The Company respectfully advises the Staff that the analysis of the license revenue increase in fiscal 2008 compared to 2007 is consistent with the view of the Company’s business results as seen through the eyes of its management. Management believes that the Company’s operating performance is most effectively measured by analyzing total combined revenue generated by large customers and by order size, which management views as the primary driving forces that affect operating performance from period to period. Management does not believe that other factors are as meaningful to an analysis of the Company’s results of operations due to the nature of the Company’s business and its size. For example, geographic revenue shifts generally reflect the impact of single contracts or customers during the relevant period, and do not reflect longer term trends in the relevant geographies.

Total revenue increased $36.3 million, or 20.4%, for fiscal 2008 compared to fiscal 2007. Large orders or deals, which the Company defines as contracts valued at greater than $10 million, from the Company’s top 10 customers in terms of annual revenues are analyzed. The top 10 customers in fiscal 2008 represented $110.3 million in revenue, or 51.4% of total revenue, an increase of $13.2 million compared to the top 10 customers in fiscal 2007 that accounted for $97.1 million in revenue, or 54.5% of total revenue. The increase was driven by the extension and expansion of Magma software products and services within these existing large customers. All other customers represented $104.1 million of total revenue in fiscal 2008, or 48.6% of total revenue, an increase of $23.1 million compared to revenue from all other customers of $81.0 million, or 45.5% of total revenue, in fiscal 2007. This increase was driven primarily by extension and expansion of Magma software products and services to new and existing customers.

Securities and Exchange Commission

January 21, 2009

The Company further advises the Staff that the pricing pressures discussed on page 37 of MD&A relate to the general and consistent competitive business environment in the EDA Tool global market. Management believes the impact of pricing pressures on fiscal 2008 revenues was not materially different than the impact on fiscal 2007 revenues, as the pricing environment has not changed significantly. In light of the foregoing, the Company believes that additional detail would not be material to investors’ understanding of the Company’s historical operating results.

3.	You state that bundled licenses and services revenue decreased from year to year and you have attributed the decrease to orders that either shifted to unbundled license revenue or were terminated. It appears that, in contrast to the increase in revenue you experienced for each reported year with respect to your other revenue sources, revenue for bundled licenses and services has been declining year after year. To the extent this represents material trend information, the underlying reasons should be analyzed. A statement to the effect that orders were reduced does not appear to satisfy the requirement of Item 303(a)(3)(ii) of Regulation S-K. Please tell us how you considered the item requirement in this respect and ensure that you provide responsive disclosure in future filings.

The Company respectfully advises the Staff that bundled licenses and services revenue is presented as a category of revenue due to Magma’s revenue recognition accounting policy. The Company offers various contractual terms to its customers in designing license agreements to accommodate customer preferences, which are unrelated to product performance and service requirements, order volume, or pricing. The contractual terms that result in the recognition of bundled licenses and services revenue are subject to customer preferences and have historically been inconsistently elected by customers. Moreover, revenue from existing long term contracts frequently shifts between revenue categories, with no change in the aggregate revenues recognized from such contracts. In light of the foregoing, management has concluded that changes in results of the bundled license and services revenue category generally do not indicate a material trend in the Company’s historical or future performance.

Item 9A.	Controls and Procedures, page 104

Changes in Internal Control over Financial Reporting, page 105

4.	You state that there were no changes in your internal control that “could significantly affect” your internal control over financial reporting that occurred during your last fiscal quarter. Please confirm that there were no changes that in your internal control over financial reporting that “materially affected” or is reasonably likely to materially affect your internal control over financial reporting during the last fiscal quarter. Please confirm that you will conform your disclosure in future filings. Please note that this comment also applies to your Forms 10-Q for the fiscal quarters ended August 3, and November 2, 2008.

The Company confirms that there were no changes in its internal control over financial reporting that materially affected or are reasonably likely to materially affect its internal control over financial reporting during the fiscal quarters ended November 2, 2008, August 3, 2008 and April 6, 2008. The Company will conform such disclosure in future filings.

Securities and Exchange Commission

January 21, 2009

Definitive Proxy Statement filed July 11, 2008

Compensation Discussion and Analysis, page 17

5.	It appears that you may not have included in your discussion of executive compensation all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K who were serving as executive officers at the end of the last completed fiscal year given Mr. Ghafouri’s resignation as an officer on January 31, 2008. Please tell us how you determined that you have complied with the requirements of Item 402(a)(3)(iii) of Regulation S-K regarding the persons covered in your executive compensation disclosure.

The Company respectfully advises the Staff that the Company has included in its discussion of executive compensation all of the persons covered pursuant to the requirements of Item 402(a)(3)(iii) of Regulation S-K. We understand that the Staff’s comment may be in response to the identification of only two, rather than three, highly compensated executive officers other than the principal executive officer (the “PEO”) and the principal financial officer (the “PFO”). As of the end of the Company’s fiscal year ended April 6, 2008 (“fiscal 2008”), the Company did not have any executive officers other than its Chief Executive Officer, its Chief Financial Officer, and Roy E. Jewell and David H. Stanley, the two most highly compensated executive officers other than the PEO and PFO. As a result, the only executive officers covered by Item 402(a)(3)(iii) were Roy E. Jewell and David H. Stanley. Although the Company employed Bruce Eastman as the replacement for Saeid Ghafouri, Mr. Eastman did not begin his position as an executive officer until April 28, 2008, which was after the end of fiscal 2008. As a result, the Company had only two highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of fiscal 2008. Mr. Ghafouri was the only executive officer covered by Item 402(a)(3)(iv).

Securities and Exchange Commission

January 21, 2009

6.	Please tell us what role the named executive officers play when they “sometimes attend the Compensation and Nominating Committee’s meetings.” In addition, we note your statement that the named executive officers are not present when “certain matters of executive compensation” are discussed. If the named executive officers are present during discussions of any matters of executive compensation, please identify the matters that are discussed in their presence. If none, please clarify this in future filings.

The Company respectfully advises the Staff that, as described on page 17 of the Proxy Statement, the Company’s named executive officers sometimes attend the Company’s Compensation and Nominating Committee (the “Committee”) meetings. While the named executive officers are present, the officers update the Committee on the Company’s current compensation practices for all employees, including the executive officers, present the Committee with proposals related to compensation of executive officers, and discuss other compensation matters covered by the Committee’s charter. The Committee also holds executive sessions which only outside Board and Committee members are permitted to attend. In addition, the named executive officers are not present during meetings when their individual compensation is reviewed and discussed by the Committee. The Company will clarify this disclosure in future filings.

Executive Compensation Program Objectives and Overview, page 17

7.	You disclose on pages 18 and 19 that you engage in benchmarking to establish each element of compensation for your named executive officers but you have not identified the component companies. Please identify the component companies that comprise each of the benchmarking groups and disclose this in future filings. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company respectively advises the Staff that the Committee did not review information specific to individual companies. As described on page 7 of the Proxy Statement, the Committee reviewed information prepared by J. Richard & Co., the executive compensation consulting firm engaged to perform a review of the Company’s compensation of executive officers. In its review, J. Richard & Co. did not examine data specific to any identified companies but rather examined data from the Radford Executive Compensation Survey in three categories: Software Products/Services: Under $200.0 Million; Software Products/Services: $200.0 Million to $1 Billion; and All Technology Companies: $200.0 Million to $499.0 Million.

Securities and Exchange Commission

January 21, 2009

8.

Please explain how you determined that the base salaries and cash awards of each of the named executive officers (other than Saeid Ghafouri) were not in line with Magma’s target market position in April 2008 when you had benchmarked the salaries and cash awards at specific percentiles of the benchmarking group for the prior fiscal year. The factors considered in making material increases in compensation should be discussed. See Item 402(b)(2)(ix) of Regulation S-K. To the extent that material changes to your target market position, the benchmarking group or the benchmark led to these determinations, such changes should be discussed. Specifically, you should discuss whether you raised the benchmarking range from between the 50th and 75 th percentile of the benchmarking group as disclosed on page 19 to some other range. To the extent the benchmark percentiles changed for any individual named executive officer in Fiscal 2009, this should also be discussed. Please confirm that you will address these matters, as appropriate, in future filings.

The Company respectively advises the Staff that, as described in our response to the Staff’s comment no. 7, the Committee reviewed information prepared by J. Richard & Co., the executive compensation consulting firm engaged to perform a review of the Company’s executive officer compensation. In its review, J. Richard & Co. examined data from the Radford Executive Compensation Survey in three categories: Software Products/Services: Under $200.0 Million; Software Products/Services: $200.0 Million to $1 Billion; and All Technology Companies: $200.0 Million to $499.0 Million. As described on page 19 of the Proxy Statement, the Company targets each element of compensation at levels between the 50th and 75th percentiles of the similarly-situated executives in the high technology industries included in this Radford Survey. Consequently, J. Richard & Co. gathered data at the Average, 50th and 75th percentile for each element of compensation. After reviewing this information for each component of compensation and taking into consideration the recommendations of J. Richard & Co. based on its experience and knowledge of executive compensation, the Committee determined that certain increases in the base salary of all named executive officers and certain increases in the target bonus percentages of the Company’s Chief Executive Officer and Chief Operating Officer were appropriate. Specifically, the Committee approved increases in base salary for all named executive officers ranging from 4% to 7% and approved an increase in the target bonus percentage for the Company’s Chief Executive Officer and Chief Operating Officer from 90% to 100%. With the exception of the Corporate Vice President, Worldwide Field Operations, the Committee determined that base salaries were at levels between the 50th and 75th percentile. The Committee further determined that the target bonus percentages of the Company’s Chief Executive Officer and Chief Operating Officer were at levels between the 50th and 75th percentile. Although the Committee generally targets between the 50th and 75th percentile, in determining that increases in base salary and target bonus percentages were appropriate for certain named executive officers, the Committee took into consideration that the equity compensation awards granted to the named executive officers during fiscal 2008 were all underwater and that gains on total unvested equity compensation awards were very low as compared to each named executive officer’s salary. As a result, the Committee concluded that

Securities and Exchange Commission

January 21, 2009

adjustments to base salary and cash incentive awards were necessary and appropriate for retention purposes. The Company respectfully advises the Staff that the Committee did not raise the benchmarking range from between the 50th and 75th percentile and did not change the benchmark percentiles for any individual named executive officer. In addition, the Company confirms that no material changes were made to its target market position from previous year ranges that also utilized data at the Average, 50th and 75th percentile. The Company further confirms that it will address these matters, as appropriate, in future filings.

9.	We note that you have omitted the target corporate performance goals which are based on bookings, revenues and earnings per share. It appears that company and individual performance are material elements of your executive compensation and should be discussed. We presume you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction.

The Company confirms that it relied on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that it has a competitive harm analysis that supports its reliance on that instruction.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,”

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January 21, 2009

holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

During fiscal 2008, the performance objectives for the Company’s named executive officers (other than Mr. Ghafouri) were to achieve certain financial targets projected in the Company’s internal operating plan. In addition, notwithstanding the level of achievement of the performance goals, the Compensation and Nominating Committee has the discretion to increase or decrease the bonus amount payable to each named executive officer based on the Compensation and Nominating Committee’s assessment of the individual’s performance during the fiscal year, without reference to specific individual goals. The target levels of the performance objectives specifically relate to the Company’s commercial operations and its financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

Securities and Exchange Commission

January 21, 2009

As noted in the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on July 11, 2008 (the “Proxy Statement”), the performance objectives are based on the achievement of certain financial targets in the Company’s internal operating plan, specifically annual bookings, revenue and earnings per share goals. The Company’s internal operating plan, and consequently the target levels of the performance objectives, represent the Company’s confidential internal goals for its business, financial and operational strategies. None of this information is released or disclosed to the public.

The Company believes that disclosure of the performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: plans for growth and, through the relationship between booking and revenue targets, the nature of the license agreements; profitability, investment and increased operational focus; and allocation of resources.

The Company is the smallest of four major public company competitors in the EDA market, and its future success depends in part on gaining market share from its competitors. If the Company were forced to disclose its performance targets, the Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. For example, competitors could use such information to recruit employees away from the Company or to retain their own employees by offering similar incentives. In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in the annual operating plan and consequently the performance target levels. The disclosure of such shift through the disclosure of performance target levels would give competitors notice of the Company’s plans. This would place the Company at a strategic disadvantage comparatively to its competitors when attempting to execute its strategy. In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its many smaller competitors would place the Company at a strategic and competitive disadvantage.

Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

Securities and Exchange Commission

January 21, 2009

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance. The Company believes this could result in a materially adverse impact on its stock price and negatively affect its stockholders.

Disclosure of the past year’s performance targets, although historical information, may nonetheless cause competitive harm to the Company and its stockholders. The Company derives revenues primarily from the sale of its software products. It generally takes about 18 to 36 months to develop and commercialize a new software product, sell the product to initial customers, and then recognize the revenue from sales to those customers. That time period lengthens when considering the time consumed in identifying and planning for new technology, market or customer penetration. At any given time, the Company may be in various stages of this life-cycle for a number of products. Thus, information regarding the objectives related to the Company’s bookings goals and other financial targets, even if given for a past year, can still provide valuable but unfair competitive information to the Company’s competitors about the Company’s expectations for its business, financial and operational strategies, because the information may be given as to products that have not reached the shipping stage at the time of the disclosure, and thus not public knowledge in terms of their life cycle and expected release dates. Whether or not any given performance goals are achieved, the disclosure of these goals in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the release of their own similar products. Thus, disclosure of the objectives, regardless of the weight of the objective in determining the individual’s payout, would clearly be harmful to the Company, its future operations, and its stockholders.

Moreover, the disclosure of the Company’s financial targets would be unnecessary and misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The financial targets in the performance goals often do not mirror the Company’s business outlook, and therefore are

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January 21, 2009

unlikely to provide a realistic expectation of the Company’s financial performance. The disclosure of such targets could cause confusion in the investment community, especially as performance targets are already provided by the Company in its quarterly guidance, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.

Accordingly, for all of the reasons outlined above, the Company believes that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

10.	We note further that the omitted corporate performance goals with respect to bookings, revenues and earnings per share are determined on a non-GAAP basis. Please note with respect to future filings that where you rely on target levels that are non-GAAP financial measures, you must provide disclosure as to how the numbers are calculated from your audited financial statements.

The Company confirms that it will provide disclosure in future filings as to how non-GAAP numbers are calculated from its audited financial statements regarding corporate performance goals with respect to bookings, revenues and earnings per share.

Certain Relationships and Related Transactions, page 36

11.	We were unable to locate the separation agreement and consulting services agreement between Saeid Ghafouri and the company. Please advise and ensure that you file all material management contracts required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K in future filings.

The Company respectfully advises the Staff that it has reviewed the requirements of Item 601(b)(10)(iii)(A) of Regulation S-K as they relate to the filing of the separation agreement (the “Separation Agreement”) and the consulting services agreement (the “Consulting Agreement”), each entered into between Saeid Ghafouri and the Company. The Company has concluded that the Separation Agreement should have been filed as an exhibit to the Form 10-K for the fiscal year ended April 6, 2008 (the “Form 10-K”) and that the Consulting Agreement should have been filed as an exhibit to the Form 10-Q for the fiscal quarter ended August 3, 2008 (the “Form 10-Q”). The Company intends to file the Separation Agreement and the Consulting Agreement as exhibits to its Form 10-Q for the fiscal quarter ending February 1, 2009.

Securities and Exchange Commission

January 21, 2009

Form 10-Q for the Fiscal Quarter Ended August 3, 2008

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 25

12.	You state that licenses revenue decreased by 18% in the three months ended August 3, 2008 compared to the same period ended July 1, 2007 due primarily to a lower level of revenue from orders executed during the first quarter of fiscal 2009 in certain regions. You further state that this decrease was primarily attributable to customer delays in purchasing and changes in your sales channel. We note similar disclosure with respect to other sources of revenue described on page 25. It appears that you have not identified the driving factors that have contributed to of the magnitude that would cause your revenues to decrease by 18% and result in the other changes you describe. Please tell us with a view to disclosure management’s views as to the reasons for the delays by customers. In addition, please describe to us in material detail what changes occurred in your sales channel that contributed to the loss of revenue.

The Company respectfully advises the Staff that it believes the customer delays in purchasing that contributed to the reduced level of orders executed in the three months ended August 3, 2008 were primarily driven by customers being more cautious and deliberate before entering into long term order commitments due to the recent weakness in the semiconductor market and uncertainties in the general economic environment. At the time of the filing of the Form 10-Q for the fiscal quarter ended August 3, 2008, management’s beliefs regarding the underlying reasons for the customer delays were speculative and thus would not have been appropriate for disclosure. In future filings, the Company will consider whether additional disclosure on this topic is necessary and appropriate.

Sales channel changes during the reporting period included the appointment of a new Corporate Vice President, Worldwide Sales, and a new President of Japan Operations, a reorganization of the sales channel reporting structure, and a change in the commission structure. The adverse impact on revenues due to these changes was transitional and has not been experienced in subsequent quarters.

Securities and Exchange Commission

January 21, 2009

Form 10 Q for the Fiscal Quarter Ended November 2, 2008

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

13.	On page 99 of your Form 10-K for the fiscal year ended April 3, 2008, you disclose that you have not provided for U.S. income taxes on undistributed earnings of foreign subsidiaries because you intend to permanently reinvest these earnings outside the U.S. In light of your current Liquidity concerns, tell us how you considered updating readers on whether you continue to have the intent and ability to permanently reinvest these earnings.

The Company respectfully advises the Staff that it periodically conducts cash forecast analysis and considers, among other factors, the operating cash requirements of its foreign subsidiaries, and the liquidity needs of the Company. To date, the Company continues to have the intent and ability to permanently reinvest the earnings of its foreign subsidiaries. In addition, if the Company decides to distribute available cash held by its foreign subsidiaries, which totals approximately $6.6 million as of November 2, 2008, net operating loss carry forwards were sufficient to offset the resulting dividend income resulting in no U.S. tax liability. For these reasons, the Company has concluded that no update to its disclosure on this topic is necessary.

14.	We note that your new credit facility requires you to maintain certain financial conditions. Considering that you have been in violation of such conditions in the past, tell us how you considered providing more robust disclosure of how these conditions may impact your liquidity and how you currently comply. Further, please tell us what consideration you gave to filing the new credit facility agreement as an exhibit to Form 10-Q. Refer to Items 601(b)(4) and (b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it considered and did provide robust disclosure of how certain financial conditions in its new credit facility may impact the Company’s liquidity. On page 45 of the Company’s Form 10-Q for the fiscal quarter ended November 2, 2008, the Company disclosed that the restrictions and covenants of the $15.0 million senior secured revolving credit facility limit “our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities.” On page 45 of this Form 10-Q, the Company further disclosed, “A breach of any of the provisions, covenants, financial tests or ratios under our debt instruments could result in a default under the applicable agreement, which in turn could trigger cross-defaults under our other debt instruments, any of which would materially adversely affect us.” In addition, on page 40 of this Form 10-Q, the

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Company disclosed, “the funds availability under our existing $15.0 revolving credit facility may be adversely affected by our financial condition, results of operations and incurrence or maintenance of additional debt…. Our inability to obtain needed financing or to generate sufficient cash from operations would materially adversely affect our business and financial condition and could cause our business to fail.”

The Company respectfully advises the Staff that it currently complies with the terms of this new credit facility, including the financial condition covenants.

The Company respectfully advises the Staff that the new credit facility agreement, dated October 31, 2008, was not executed and delivered by the parties until after the Company’s fiscal quarter ended November 2, 2008. The credit facility agreement thus was not required to be filed as an exhibit to the Form 10-Q for the quarter ended November 2, 2008. At that time, the Company considered the need to file the new credit facility agreement under Item 1.01 of Form 8-K and concluded that the agreement was not material to the Company. Following the Staff’s comment and upon further review, the Company has concluded that it will file the new credit facility agreement under Item 1.01 of Form 8-K and will do so promptly following the resolution of the Staff’s comments.

*****

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

January 21, 2009

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 565-6040 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 715-2557, as well as to Karen K. Dreyfus of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 849-3260. Thank you for your assistance.

Sincerely,

MAGMA DESIGN AUTOMATION, INC.

/s/ Peter S. Teshima
Peter S. Teshima
Chief Financial Officer

cc:	Karen K. Dreyfus, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation